UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CREXUS INVESTMENT CORP.

(Name of Subject Company (Issuer))

CXS ACQUISITION CORPORATION

ANNALY CAPITAL MANAGEMENT, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01

(Title of Class of Securities)

226553105

(CUSIP Number of Class of Securities)

R. Nicholas Singh, Esq.
Chief Legal Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, New York
Tel: (212) 696-0100
Fax: (212) 696-9809

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:
David W. Bernstein, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, NY 10022

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$875,829,120*	$119,463**
* Calculated, in accordance with Rule 0-11(b)(1) on the basis of the cash to be paid if all securities being sought are purchased and the offer expires on April 16, 2013.
** Fee Previously Paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $119,463	Filing party: Annaly Capital Management, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 18, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement originally filed under cover of Schedule TO on March 18, 2013 (the “Schedule TO”) by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, and CXS Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of Annaly, and Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed on April 2, 2013, Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed on April 9, 2013, and Amendment No. 3 to the Schedule TO (“Amendment No. 3”) filed on April 11, 2013.

The Schedule TO relates to an offer (the “Offer”) by Acquisition to purchase all of the outstanding shares of common stock (“Common Stock”), par value $0.01 per share, of CreXus Investment Corp. (“CreXus”), a Maryland corporation, that Annaly does not already own for a purchase price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires, in cash net to the seller, but subject to any required withholding taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 18, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer). All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO, as amended by Amendments No. 1, 2, and 3, remains unchanged and is incorporated into this Amendment No. 4 by reference.

The items of the Schedule TO set forth below are supplemented and amended by this Amendment No. 4 as follows:

Item 1. Summary Term Sheet

The information incorporated by reference into Item 1 of the Schedule TO, as amended by Amendments No. 1, 2, and 3, is supplemented and amended by adding the following language:

The Offer expired at 5:00 PM, New York City time, on Tuesday, April 16, 2013, and was not extended. Acquisition does not intend to offer a subsequent offering period in connection with the Offer.

Based on information provided by American Stock Transfer & Trust Company LLC, the depositary for the Offer, a total of 55,225,336 shares of Common Stock had been validly tendered and not withdrawn, including 2,318,138 shares tendered by guaranteed delivery. This increased Annaly’s direct and indirect (through Acquisition) ownership of CreXus common stock to 64,753,114 shares, which is equal to 84.5% of the outstanding CreXus common stock.

Acquisition has accepted for payment all shares of Common Stock that were validly tendered and not properly withdrawn. Payment for those shares, at the rate of $13.05206 per share (the “Offer Price”), will be made promptly.

Acquisition has exercised its option (the “Percentage Increase Option”) to purchase, at the Offer Price, the number of newly-issued shares of CreXus Common Stock necessary for Acquisition to own one share more than 90% of the outstanding CreXus shares. Assuming that all the guaranteed deliveries are completed, Annaly will purchase through exercise of the Percentage Increase Option, 42,143,620 shares of CreXus Common Stock for a total purchase price of $550,061,057. Annaly will pay $421,436 of this in cash and will pay the remainder of the purchase price with a note that has the terms described in the Offer to Purchase under the caption “Special Factors—Section 4. Summary of the

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Merger Agreement and Other Agreements.” The closing of the purchase by Acquisition of the option shares (the “Option Closing”) is expected to occur on April 22, 2013.

In order to enable Annaly to become the sole stockholder of CreXus, as promptly as practicable after the Option Closing, Acquisition will be merged with and into CreXus in a transaction in which each share of CreXus Common Stock that was not tendered, except shares owned by Annaly, Acquisition or their subsidiaries, will be converted into the right to receive $13.05206, in cash net to the seller, but subject to any required withholding taxes, and each outstanding share of Acquisition will become a share of the corporation that survives the Merger, which will result in Annaly’s becoming the sole stockholder of CreXus. Because Annaly will own, through Acquisition, more than 90% of the stock of CreXus, the merger will not have to be approved by the CreXus stockholders. If the CreXus Common Stock is still listed on the New York Stock Exchange when the Merger becomes effective, the Merger will result in the termination of that listing.

Item 4. Terms of the Transaction

The information incorporated by reference into Item 4 of the Schedule TO, as amended by Amendments No. 1, 2, and 3, is further supplemented and amended to add the information in Item 1 above.

Item 8. Interest in Securities of the Subject Company

The information incorporated by reference into Item 8 of the Schedule TO, as amended by Amendments No. 1, 2, and 3, is further amended to add the information in Item 1 above.

Item 12. Exhibits

Item 12 of the Schedule TO, as amended by Amendments No. 1, 2, and 3, is supplemented and amended by adding the following:

(a)(5)(ii)    Press Release, dated April 17, 2013, issued by Annaly and CreXus

Item 13. Information Required by Schedule 13E-3

The information incorporated by reference into Item 4 of Schedule 13E-3, as amended by Amendments No. 1, 2, and 3, is further amended to add the information in Item 1 above.

The information in Item 8 of Schedule 13E-3, Fairness of the Transaction, is supplemented and amended by adding the following:

The Offer was not approved by the stockholders of CreXus or any other security holders.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2013

CXS ACQUISITION CORPORATION

By:	/s/ R. Nicholas Singh
Name:	R. Nicholas Singh
Title:	Secretary

ANNALY CAPITAL MANAGEMENT, INC.

By:	/s/ R. Nicholas Singh
Name:	R. Nicholas Singh
Title:	Chief Legal Officer
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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated March 18, 2013

(a)(1)(ii)*	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Form of Summary Advertisement published in The NY Times

(a)(1)(vii)*	Press Release, dated March 18, 2013, issued by Annaly

(a)(5)(i)**	Notice from Information Agent to Brokers sent on April 11, 2013

(a)(5)(ii)	Press Release, dated April 17, 2013, issued by Annaly and CreXus

(b)	None

(c)	None

(d)	None

(f)	None

(g)	None

(h)	None

*	Previously filed with Schedule TO.
**	Previously filed with Amendment No. 3 to Schedule TO.